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                          June 13, 2022

       Pablo J. Cagnoni, M.D.
       Chief Executive Officer
       Rubius Therapeutics, Inc.
       399 Binney Street, Suite 300
       Cambridge, MA 02139

                                                        Re: Rubius
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 8, 2022
                                                            File No. 333-265482

       Dear Dr. Cagnoni:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Yasin Akbari, Esq.